UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Western Asset/Claymore Inflation-Linked Securities & Income Fund

(Name of Issuer)

Common Shares of Beneficial Interest Without Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,802,285 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,802,285 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,802,285 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 29,152,821 Common Shares outstanding as of June 30, 2014 as reported on the Issuer’s Form N-CSRS filed on August 25, 2014.

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,802,285 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,802,285 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,802,285 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 29,152,821 Common Shares outstanding as of June 30, 2014 as reported on the Issuer’s Form N-CSRS filed on August 25, 2014.

EXPLANATORY NOTE

This Amendment No. 10 to Schedule 13D (“Amendment”) relates to the Common Shares of Beneficial Interest without par value (the “Common Shares”) of Western Asset/Claymore Inflation-Linked Securities & Income Fund (the “Issuer”).  This Amendment is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on January 3, 2006, as amended on April 19, 2006, June 19, 2008, July 7, 2008, July 17, 2008, October 17, 2008, October 15, 2010, September 12, 2012, April 21, 2014, and December 12, 2014.

Item 3.	Source and Amount of Funds or Other Consideration
Since the event requiring its most recent Schedule 13D filing, Cascade purchased 303,000 Common Shares with its working capital for an aggregate purchase price of $3,499,320.15.

Item 5.	Interest in Securities of Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) During the period December 11, 2014 through December 15, 2014, Cascade engaged in open-market transactions as set forth in Exhibit 99.1 to this filing and incorporated herein by reference.

(d)  None.

(e)  Not applicable.

Item 7.	Materials to be Filed as Exhibits
Exhibit 99.1 Transactions by Cascade

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2014

CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael
Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger

(1) This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 3, 2006 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on January 3, 2006, SEC File No. 005-77986, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 10 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.